1(212) 318-6906

MichaelZuppone@paulhastings.com

July 18, 2022	96303.00003

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Sherry Haywood
Asia Timmons-Pierce
Beverly Singleton
Kevin Stertzel

Re:	M-tron Industries, Inc. Amendment No.1 to Registration Statement on Form 10-12B Filed June 29, 2022 File No. 001-41391

Dear Ladies and Gentlemen:

On behalf of M-tron Industries, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form 10 (the “Registration Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2022, as amended on June 29, 2022.

The Amendment is being filed in response to comments with respect to the Registration Statement received from the staff of the Commission (the “Staff”) by letter dated July 14, 2022. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 1 to the Registration Statement on Form 10

Unaudited Pro Forma Financial Statements, page 37

We have reviewed your revisions made in response to our prior comment 5 and note your discussion and disclosures of Management’s Adjustments.  Please remove the column of Management’s Adjustments from the face of the pro forma balance sheet and pro forma

Division of Corporation Finance

Office of Manufacturing

July18, 2022

statements of operations, as such adjustments are only to be presented in an explanatory footnote in accordance with the format in Rule 11-02(a)(7)(ii)(A) of Regulation S-X.  Also disclose in the explanatory footnote whether the pro forma financial information reflects all Management’s Adjustments that are, in management’s opinion, necessary to a fair statement of the pro forma financial information presented.  Refer to Rule 11- 02(a)(7)(i)(C) of Regulation S-X.

Response:	The Company has revised the disclosure on pages 37 through 42 in response to the Staff’s comment.

Business, page 43

We note your response to prior comment eight.  Please clarify whether M-Tron Industries, Inc. is an operating company or a holding company.  Please more clearly describe your operations and the operations of each of your subsidiaries.  Also, please disclose the legal structure of your subsidiaries and consider including an organizational chart.

Response:	The Company has revised the disclosure under the caption “Business” beginning on page 43 in response to the Staff’s comment.

Management, page 53

Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs.  LaPenta and Goldman should serve as directors of your company, in light of your business and structure.  Refer to Item 401(e) of Regulation S-K.

Response:	The Company has revised the disclosure on page 55 and 56 in response to the Staff’s comment.

Revolving Credit Agreement, page F-26

We note that you entered into a loan agreement for a revolving line of credit.  Please file such agreement as an exhibit.

Response:	The Company has filed the credit agreement and related documents as exhibits to the Amendment.

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Division of Corporation Finance

Office of Manufacturing

July18, 2022

Please do not hesitate to contact me at (212) 318-6906 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael L. Zuppone

Michael L. Zuppone
of PAUL HASTINGS LLP

LEGAL_US_E # 164443237.3